

June 15, 2010

Mr. Paul R. Zeller
Senior Vice President and Chief Financial Officer
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128

> **Re:** **Imation Corp.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-14310**

Dear Mr. Zeller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Compensation of Directors, page 13

1. Please confirm that for awards of stock and options, the amount disclosed in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In future filings, disclose all assumptions made in the valuation of awards in the stock and option columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. We note your disclosure with respect to the Summary Compensation Table, but similar footnote disclosure for the stock and option awards columns of the director compensation table is also required. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Compensation Discussion and Analysis, page 24

2. We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Severance Agreements with Named Executive Officers, page 42</u>

3. In future filings, provide the definitions of "cause" and "good reason" as discussed in connection with your employment agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director